UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐ No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐ No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange

Corporate Oversight Superintendence

Attn.: Nelson Barroso Ortega

CC:

Brazilian Securities and Exchange Commission

Corporate Relations Superintendent / Market and Intermediary Relations Superintendence

Attn.: Fernando Soares Vieira / Waldir de Jesus Nobre

Ref.: Official Letter 3047/2015-SAE

Dear Sirs,

Reference is made to the Official Letter 3047/2015-SAE (the “Official Letter”), transcribed below, in which Oi S.A. (“Oi” or “Company”) is required to provide clarification on the news article published in the Brazilian newspaper Valor Econômico, entitled “Oi is close to putting together a proposal for a merger with TIM (Oi está perto de montar proposta de fusão com TIM).” We explain and clarify the following points.

“We request clarification by October 8, 2015 regarding the news article published in the Brazilian newspaper Valor Econômico on October 7, 2015, entitled “Oi is close to putting together a proposal for a merger with TIM (Oi está perto de montar proposta de fusão com TIM),” as well as other information considered material.

The response shall include the above content transcribed before this company’s response.

We inform you that this request is within the framework of the Cooperation Agreement signed by the CVM and BM&FBOVESPA on December 13, 2011, and that non-compliance may result in a punitive fine imposed by the Corporate Relations Superintendence of the CVM, subject to the terms of CVM Instruction No. 452/07.”

In this regard, the Company reiterates that it engaged Banco BTG Pactual S.A. (“BTG Pactual”) to develop viable structuring and financing alternatives in order to make possible the consolidation of the Brazilian telecommunications sector.

In this respect, BTG Pactual has engaged in conversations with third parties with regard to a possible transaction, and has informed the Company that, to date, there is no concrete proposal to enter into a transaction.

The Company reaffirms its commitment to keep its shareholders and the market as a whole informed of the transaction and to timely disclose any event or fact that is material.

These being the considerations we had with respect to the matters addressed in the Official Letter, we are at your disposal for any further clarification.

Regards,

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name: Flavio Nicolay Guimarães
Title: Chief Financial Officer and Investor Relations Officer